

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2013

Mr. Thomas E. Powell
Chief Financial Officer
Teleflex Incorporated
155 South Limerick Road
Limerick, PA   19468

Re: **Teleflex Incorporated**
        Form 10-K for the year ended December 31, 2012
        Filed February 22, 2013
        Form 8-K dated October 30, 2013
        File No. 1-05353

Dear Mr. Powell:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K dated October 30, 2013

Exhibit 99.1

1.   We note that you present certain forward looking non-GAAP measures, such as constant currency revenue growth, adjusted gross margin and adjusted operating margin, on page 18 of the presentation. Regulation G requires you to provide a reconciliation of the forward looking non-GAAP measure to the appropriate forward-looking GAAP measure. If the forward-looking GAAP measure is not accessible, you are required to disclose that fact and provide reconciling information that is available without an unreasonable effort. Further, you must identify the information that is unavailable and disclose its probable significance. Please revise future filings to provide the information required by Regulation G. Please note this comment also applies to your presentation of constant currency revenue growth projections included in the Form 8-K dated October 29, 2013.

2. Appendix D on page 24 presents a non-GAAP income statement. Please remove this from any future filings. Refer to Item 10(e) of Regulation S-K and Non-GAAP Financial Information Compliance and Disclosure Interpretation Question 102.10 available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief